UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

GETTY IMAGES, INC.

(Name of Issuer)

GETTY IMAGES, INC.

GETTY INVESTMENTS L.L.C.

ABE INVESTMENT, L.P.

ABE ACQUISITION CORP.

HELLMAN & FRIEDMAN CAPITAL PARTNERS VI, L.P.

MARK GETTY

JONATHAN KLEIN

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

374276103

(CUSIP Number of Class of Securities)

Getty Images, Inc. 601 North 34th Street Seattle, WA 98103 Attn: John Lapham, Esq. (206) 925-5000	Getty Investments L.L.C. 5390 Kietzke Lane, Suite 202 Reno, NV 89511 Attn: Jan D. Moehl and Mark Jenness, Esq. (775) 412-4300	Abe Investment, L.P. c/o Hellman & Friedman LLC One Maritime Plaza, 12th Floor San Francisco, CA 94111 Attn: Arrie Park, Esq. (415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies to:

Craig W. Adas, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Pkwy Redwood Shores, CA 94065 (650) 802-3000	Sarah K. Solum, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Brian M. Stadler, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,075,577,636	$81,570

*   Calculated solely for the purpose of determining the filing fee, the transaction valuation was determined based upon the sum of (A) 59,644,904 shares of Common Stock multiplied by $34.00 per share; (B) in-the-money stock options with respect to 1,180,477 shares of Common Stock multiplied by $6.58 per share (which is the difference between $34.00 and the weighted average exercise price of $27.42 per share); and (C) restricted stock units with respect to 1,173,192 shares of Common Stock multiplied by $34.00 per share.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11(c), was calculated by multiplying the transaction value by 0.0000393.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$81,570

Form or Registration No.:	Schedule 14A

Filing Party:	Getty Images, Inc.

Date Filed:	March 27, 2008

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) Getty Images, Inc., a Delaware corporation (“Getty Images” or the “Company”), the issuer of the Company’s common stock that is subject to the Rule 13e-3 transaction, (b) Getty Investments L.L.C., a Delaware limited liability company, (c) Abe Investment, L.P., a Delaware limited partnership (“Parent”), (d) Abe Acquisition Corp., a Delaware corporation (“Merger Sub”), (e) Hellman & Friedman Capital Partners VI, L.P., a Delaware limited partnership, (f) Mark Getty, an individual and chairman of the board of directors of Getty Images and (g) Jonathan Klein, an individual and chief executive officer of Getty Images (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 24, 2008 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. If the Merger Agreement is adopted by the Company’s stockholders and the other conditions to closing of the Merger (as defined below) are satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as a surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). Upon completion of the Merger, each share of the Company’s common stock will be converted into the right to receive $34.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”), other than those shares held by (a) any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law and (b) Parent or any of its subsidiaries, including shares to be contributed to Parent immediately prior to the effective time of the Merger (the “Effective Time”) by Getty Investments L.L.C., Mark Getty and three trusts related to Mark Getty (collectively, the “Rollover Stockholders”).

Concurrently with the filing of this Transaction Statement, Getty Images is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of Getty Images at which the stockholders of Getty Images will consider and vote upon a proposal to approve and adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of (a) the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote at the special meeting and (b) the holders of a majority of the number of shares of the Company’s common stock present in person or by proxy and voting at the Company’s special meeting (other than the Rollover Stockholders and Jonathan Klein).

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including Getty Images, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that Getty Images is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of Getty Images within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

TA BLE OF CONTENTS

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

Item 2.	Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Getty Images, Inc.

601 North 34th Street

Seattle, Washington 98103

(206) 925-5000

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Record Date and Quorum”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET—Market Price of the Company’s Common Stock”

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Market Price of the Company Common Stock and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Market Price of the Company Common Stock and Dividend Information”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Transactions in Common Stock”

Item 3.	Identity and Background of Filing Person(s)

(a) Name and Address. Getty Images, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Directors and Executive Officers of Getty Images”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB AND H&F FUND VI”

“IMPORTANT INFORMATION REGARDING MARK GETTY AND GETTY INVESTMENTS”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Directors and Executive Officers of Getty Images”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB AND H&F FUND VI”

“IMPORTANT INFORMATION REGARDING MARK GETTY AND GETTY INVESTMENTS”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Directors and Executive Officers of Getty Images”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB AND H&F FUND VI”

“IMPORTANT INFORMATION REGARDING MARK GETTY AND GETTY INVESTMENTS”

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of the Company’s Directors and Executive Officers in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger—Arrangements with Mark Getty and Other Rollover Stockholders”

“THE MERGER AGREEMENT”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Rights of Stockholders Who Object to the Merger”

“APPRAISAL RIGHTS”

“ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Vote Required for Approval”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger—Arrangements with Mark Getty and Other Rollover Stockholders”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Effects of the Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Vote Required for Approval”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“WHERE YOU CAN FIND MORE INFORMATION”

In addition, a stockholders’ agreement, dated as of February 9, 1998, as amended, by and among Getty Images, Getty Investments L.L.C., Mark Getty, Jonathan Klein, the JD Klein Family Settlement and The October 1993 Trust, provides for representation on Getty Images’ board of directors and limits the rights of the parties thereto to transfer their respective shares of Getty Images common stock.

Further, a registration rights agreement, dated February 9, 1998, as amended, by and between Getty Images and Getty Investments L.L.C., may require Getty Images to file a registration statement with respect to all or a portion of Getty Investments L.L.C.’s shares of common stock, and Getty Investments L.L.C. has the right to have any or all of its shares of common stock included in any registration by Getty Images with respect to an offering of common stock, in each case, subject to certain limitations.

Item 6.	Purpose of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Plans for Getty Images After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Mark Getty and Getty Investments”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Jonathan Klein”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, Merger Sub and H&F Fund VI”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Plans for Getty Images After the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Our Financial Advisor”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Mark Getty and Getty Investments”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Jonathan Klein”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, Merger Sub and H&F Fund VI”

“SPECIAL FACTORS—Plans for Getty Images After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 8.	Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Our Financial Advisor”

“SPECIAL FACTORS—Position of Mark Getty and Getty Investments as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of Jonathan Klein as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and H&F Fund VI as to the Fairness of the Merger”

“ANNEX B—OPINION OF GOLDMAN, SACHS & CO.”

The presentation dated February 24, 2008 and the draft presentations dated February 18, 2008, February 7, 2008, December 2007, November 28, 2007, November 6, 2007, October 10, 2007 and September 19, 2007, each prepared by Goldman Sachs for the board of directors of Getty Images, are attached hereto as Exhibits c(2) – c(9) and are incorporated by reference herein.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Our Financial Advisor”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Our Financial Advisor”

“SPECIAL FACTORS—Position of Mark Getty and Getty Investments as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of Jonathan Klein as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and H&F Fund VI as to the Fairness of the Merger”

“ANNEX B—OPINION OF GOLDMAN, SACHS & CO.”

The presentation dated February 24, 2008 and the draft presentations dated February 18, 2008, February 7, 2008, December 2007, November 28, 2007, November 6, 2007, October 10, 2007 and September 19, 2007, each prepared by Goldman Sachs for the board of directors of Getty Images, are attached hereto as Exhibits c(2) – c(9) and are incorporated by reference herein.

(c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. However, it is structured to require the holders of a majority of the outstanding shares of the Company’s common stock present in person or by proxy and voting at the Company’s special meeting (other than the Rollover Stockholders and Jonathan Klein) to adopt the merger agreement as a condition to the merger. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Special Meeting”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Record Date and Quorum”

“THE SPECIAL MEETING—Vote Required for Approval”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Our Financial Advisor”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Our Financial Advisor”

“ANNEX B—OPINION OF GOLDMAN, SACHS & CO.”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Our Financial Advisor”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Our Financial Advisor”

“ANNEX B—OPINION OF GOLDMAN, SACHS & CO.”

The presentation dated February 24, 2008 and the draft presentations dated February 18, 2008, February 7, 2008, December 2007, November 28, 2007, November 6, 2007, October 10, 2007 and September 19, 2007, each prepared by Goldman Sachs for the board of directors of Getty Images, are attached hereto as Exhibits c(2) – c(9) and are incorporated by reference herein.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Our Financial Advisor”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Our Financial Advisor”

“ANNEX B—OPINION OF GOLDMAN, SACHS & CO.”

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SUMMARY TERM SHEET—Limitations on Remedies”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limitation on Remedies; Limited Guarantee”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SUMMARY TERM SHEET—Limitations on Remedies”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limitations on Remedies; Limited Guarantee”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT—Termination Fee”

“THE MERGER AGREEMENT—Liability Cap and Limitation on Remedies”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Transactions in Common Stock”

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of the Company’s Directors and Executive Officers in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Vote Required for Approval”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of Our Board of Directors”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Vote Required for Approval”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

Item 13.	Financial Information

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Certain Projections”

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Historical Selected Financial Data”

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Ratio of Earnings to Fixed Charges”

“IMPORTANT INFORMATION REGARDING GETTY IMAGES—Book Value Per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

“ANNEX E—ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007”

Certain of the materials filed as Exhibits (c)(2) – (c)(9) to this Schedule 13E-3 include projected financial information. Getty Images does not, as a matter of course, publicly disclose projections as to its future financial performance. The projections were not prepared with a view to public disclosure and are included in this Schedule 13E-3 only because such information was made available, in whole or in part, to Hellman & Friedman Capital Partners VI, L.P. and certain of its affiliated funds and their financing sources in connection with their due diligence review of Getty Images, and to Goldman, Sachs & Co. for use in connection with its financial analysis in connection with the Merger. The projections were not prepared with a view to compliance with published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, PricewaterhouseCoopers LLP has not examined, compiled or otherwise applied procedures to the projections included in any of the presentations filed as Exhibits to this Schedule 13E-3 and, accordingly, assumes no responsibility for, and expresses no opinion on, them.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE SPECIAL MEETING—Questions and Additional Information”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

Item 15.	Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(1)	Preliminary Proxy Statement of Getty Images, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 27, 2008 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Getty Images, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of Getty Images, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form 8-K of Getty Images, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on February 26, 2008.

(b)(1)	Senior Secured Credit Facilities Commitment Letter, dated February 24, 2008, from Barclays Bank Plc, General Electric Capital Corporation, GE Capital Markets, Inc., The Royal Bank of Scotland Plc and RBS Securities Corporation to Abe Acquisition Corp.

(c)(1)	Opinion of Goldman, Sachs & Co. (“Goldman Sachs”), incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)	Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 24, 2008.

(c)(3)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 18, 2008.

(c)(4)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 7, 2008.

(c)(5)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated December 2007.

(c)(6)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated November 28, 2007.

(c)(7)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated November 6, 2007.

(c)(8)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated October 10, 2007.

(c)(9)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated September 19, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of February 24, 2008, by and among Getty Images, Inc., Abe Investment, L.P. and Abe Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Voting Agreement, dated as of February 24, 2008, among Abe Investment, L.P., Getty Investments L.L.C., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement, incorporated herein by reference to Exhibit 3 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(3)	Interim Investors Agreement, dated as of February 24, 2008, by and among Abe Investment, L.P., Abe Acquisition Corp., Abe Investment Holdings, Inc., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement, incorporated herein by reference to Exhibit 4 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(4)	Rollover Commitment Letter, dated February 24, 2008, from Getty Investments L.L.C., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement to Abe Investment, L.P., incorporated herein by reference to Exhibit 2 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(5)	Waiver and Amendment to Restated Option Agreement, dated February 24, 2008, by and among Getty Investments L.L.C., Getty Images, Inc., Getty Communications Limited and Abe Investment, L.P., incorporated herein by reference to Exhibit 5 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(6)	Letter Agreement, dated as of February 24, 2008, between Getty Investments L.L.C. and Getty Images, Inc., incorporated herein by reference to Exhibit 6 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(7)	Fifth Amendment and Waiver to Stockholders’ Agreement, dated as of February 24, 2008, by and among Getty Images, Inc., Getty Investments L.L.C., Mark H. Getty, Jonathan D. Klein, RBC Trustees (CI) Limited, as Trustee of The October 1993 Trust, and Abacus Trust Company Limited, as Trustee of the JD Klein Family Settlement, incorporated herein by reference to Exhibit 7 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(8)	Letter Agreement, dated as of December 17, 2007, between Getty Investments L.L.C. and Getty Images, Inc., as amended, incorporated herein by reference to Exhibit 8 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(9)	Registration Rights Agreement, dated as of February 9, 1998, by and between Getty Images, Inc. and Getty Investments L.L.C., incorporated herein by reference to Exhibit 10.7 of the S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(d)(10)

First Amendment to Registration Rights Agreement dated as of November 22, 1999, incorporated herein by reference to Exhibit 9 of the 13D/A filed by Getty Investments L.L.C. with the Securities and Exchange Commission on December 9, 1999.

(d)(11)	Stockholders’ Agreement, dated as of February 9, 1998, among Getty Images, Inc., Getty Investments L.L.C., Mark Getty, Jonathan Klein, Crediton Limited, October 1993 Trust, PDI, L.L.C., Mark Torrance, and Wade Torrance, incorporated herein by reference to Exhibit 10.8 of the S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(d)(12)

Restated Option Agreement among Getty Images, Inc., Getty Communications plc and Getty Investments L.L.C., dated February 9, 1998, incorporated herein by reference to Exhibit 10.21 of Amendment No. 3 to the Form S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	None.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2008

GETTY IMAGES, INC.

By:	/s/ John Lapham
Name:	John Lapham
Title:	Senior Vice President and General Counsel

GETTY INVESTMENTS L.L.C.

By:	/s/ Jan D. Moehl
Name:	Jan D. Moehl
Title:	Officer

ABE INVESTMENT, L.P.

By:	Abe GP LLC, its general partner

	By:	Hellman & Friedman Capital Partners VI, L.P., its managing member

		By:	Hellman & Friedman Investors VI, L.P., its general partner

			By:	Hellman & Friedman LLC, its general partner

			By:	/s/ C. Andrew Ballard
			Name:	C. Andrew Ballard
			Title:	Managing Director

ABE ACQUISITION CORP.

By:	/s/ C. Andrew Ballard
Name:	C. Andrew Ballard
Title:	President and Secretary

HELLMAN & FRIEDMAN CAPITAL PARTNERS VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

	By:	Hellman & Friedman LLC, its general partner

	By:	/s/ C. Andrew Ballard
		Name:	C. Andrew Ballard
		Title:	Managing Director

/s/ Mark Getty
Mark Getty

/s/ Jonathan Klein
Jonathan Klein

Exhibit Index

(a)(1)	Preliminary Proxy Statement of Getty Images, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 27, 2008 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Getty Images, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of Getty Images, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form 8-K of Getty Images, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on February 26, 2008.

(b)(1)	Senior Secured Credit Facilities Commitment Letter, dated February 24, 2008, from Barclays Bank Plc, General Electric Capital Corporation, GE Capital Markets, Inc., The Royal Bank of Scotland Plc and RBS Securities Corporation to Abe Acquisition Corp.

(c)(1)	Opinion of Goldman, Sachs & Co. (“Goldman Sachs”), incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)	Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 24, 2008.

(c)(3)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 18, 2008.

(c)(4)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 7, 2008.

(c)(5)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated December 2007.

(c)(6)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated November 28, 2007.

(c)(7)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated November 6, 2007.

(c)(8)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated October 10, 2007.

(c)(9)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated September 19, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of February 24, 2008, by and among Getty Images, Inc., Abe Investment, L.P. and Abe Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Voting Agreement, dated as of February 24, 2008, among Abe Investment, L.P., Getty Investments L.L.C., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement, incorporated herein by reference to Exhibit 3 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(3)	Interim Investors Agreement, dated as of February 24, 2008, by and among Abe Investment, L.P., Abe Acquisition Corp., Abe Investment Holdings, Inc., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement, incorporated herein by reference to Exhibit 4 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(4)	Rollover Commitment Letter, dated February 24, 2008, from Getty Investments L.L.C., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement to Abe Investment, L.P., incorporated herein by reference to Exhibit 2 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(5)	Waiver and Amendment to Restated Option Agreement, dated February 24, 2008, by and among Getty Investments L.L.C., Getty Images, Inc., Getty Communications Limited and Abe Investment, L.P., incorporated herein by reference to Exhibit 5 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(6)	Letter Agreement, dated as of February 24, 2008, between Getty Investments L.L.C. and Getty Images, Inc., incorporated herein by reference to Exhibit 6 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(7)	Fifth Amendment and Waiver to Stockholders’ Agreement, dated as of February 24, 2008, by and among Getty Images, Inc., Getty Investments L.L.C., Mark H. Getty, Jonathan D. Klein, RBC Trustees (CI) Limited, as Trustee of The October 1993 Trust, and Abacus Trust Company Limited, as Trustee of the JD Klein Family Settlement, incorporated herein by reference to Exhibit 7 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(8)	Letter Agreement, dated as of December 17, 2007, between Getty Investments L.L.C. and Getty Images, Inc., as amended, incorporated herein by reference to Exhibit 8 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(9)	Registration Rights Agreement, dated as of February 9, 1998, by and between Getty Images, Inc. and Getty Investments L.L.C., incorporated herein by reference to Exhibit 10.7 of the S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(d)(10)

First Amendment to Registration Rights Agreement dated as of November 22, 1999, incorporated herein by reference to Exhibit 9 of the 13D/A filed by Getty Investments L.L.C. with the Securities and Exchange Commission on December 9, 1999.

(d)(11)	Stockholders’ Agreement, dated as of February 9, 1998, among Getty Images, Inc., Getty Investments L.L.C., Mark Getty, Jonathan Klein, Crediton Limited, October 1993 Trust, PDI, L.L.C., Mark Torrance, and Wade Torrance, incorporated herein by reference to Exhibit 10.8 of the S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(d)(12)

Restated Option Agreement among Getty Images, Inc., Getty Communications plc and Getty Investments L.L.C., dated February 9, 1998, incorporated herein by reference to Exhibit 10.21 of Amendment No. 3 to the Form S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	None.